United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Vale announces completion of the redemption of notes due 2019 and final tender results of cash tender offer for notes due 2020

Rio de Janeiro, September 28, 2017 — Vale S.A. (“Vale”) announces the completion of the redemption of the 5.625% guaranteed notes due 2019 (CUSIP No. 91911TAJ2) (the “2019 Notes”) issued by its wholly-owned subsidiary Vale Overseas Limited (“Vale Overseas”), pursuant to the exercise of the right to redeem such 2019 Notes announced in the press release dated August 28, 2017. Vale Overseas redeemed today all of its US$ 1,000,000,000.00 outstanding 2019 Notes and paid the related “make-whole” premium calculated in accordance with the terms of the indenture governing the 2019 Notes.

Vale also announces that holders of US$11,840,000.00 principal amount of the outstanding 4.625% guaranteed notes due 2020 (CUSIP No. 91911TAL7) (the “2020 Notes”), issued by Vale Overseas, validly tendered their 2020 Notes after 5:00 p.m., New York City time, on September 13, 2017 (the “Early Tender Date”) and at or prior to 11:59 p.m., New York City time, on September 27, 2017 (the “Expiration Date”), pursuant to Vale Overseas’ cash tender offer announced in the press release dated August 28, 2017 (the “Tender Offer”).

Vale Overseas has accepted for purchase all of the 2020 Notes validly tendered in the Tender Offer after the Early Tender Date and on or prior to the Expiration Date.  The final settlement date on which Vale Overseas will make payment for 2020 Notes accepted in the Tender Offer after the Early Tender Date is expected to be September 29, 2017 (the “Final Settlement Date”).

Holders of 2020 Notes that validly tendered after the Early Tender Date but on or prior to the Expiration Date and whose 2020 Notes have been accepted for purchase are entitled to receive the total consideration of US$1,037.50 per US$1,000.00 principal amount of 2020 Notes tendered, and to receive accrued and unpaid interest on their accepted 2020 Notes from the last interest payment date to, but not including, the Final Settlement Date.

2020 Notes validly tendered after the Early Tender Date and on or prior to the Expiration Date cannot be withdrawn, except as may be required by applicable law.

The total principal amount of 2020 Notes accepted for purchase pursuant to the Tender Offer is US$501,225,000.00, including the 2020 Notes tendered on or prior to the Early Tender Date.

The Tender Offer has now expired. No 2020 Notes tendered after the Expiration Date will be accepted for purchase pursuant to the Tender Offer.

The Tender Offer was made pursuant to the offer to purchase dated August 28, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), which sets forth in more detail the terms and conditions of the Tender Offer.

Vale Overseas has retained Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. as dealer managers and Global Bondholder Services Corporation as depositary and information agent for the Tender Offer.  Questions about the Tender Offer may be directed to Citigroup Global Markets Inc. by telephone at +1(212) 723-6106 (collect) or +1(800) 558-3745 (US toll free); Credit Agricole Securities (USA) Inc. by telephone at +1(212) 261-7802 (collect) or +1(866) 807-6030 (US toll free); RBC Capital Markets, LLC by telephone at +1(212) 618-7822 (collect) or +1(877) 381-2099 (US toll free); or Scotia Capital (USA) Inc. by telephone at +1(212) 225-5559 (collect) or +1(800) 372-3930 (US toll free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The Tender Offer was made only by, and pursuant to the terms of, the Offer to Purchase.  The Tender Offer was not made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  In any jurisdiction where the laws required the Tender Offer to be made by a licensed broker or dealer, the Tender Offer was deemed to be made by the dealer managers on behalf of Vale Overseas. None of Vale, Vale Overseas, the depositary and information agent, the dealer managers or the trustee with respect to the 2020 Notes, nor any of their affiliates, made any recommendation as to whether holders should have tendered or refrained from tendering all or any portion of their 2020 Notes in response to the Tender Offer.  None of Vale, Vale Overseas, the depositary and information agent, the dealer managers or the trustee with respect to the 2020 Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Tender Offer other than the information and representations contained in the Offer to Purchase.

The transactions described above are consistent with Vale’s strategy of generating shareholder value, strengthening its balance sheet and reducing its indebtedness.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andré.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: September 27, 2017		Director of Investor Relations